Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave NW, Suite 500
Washington, D.C. 20036
202.822.9611

January 14, 2010

VIA EDGAR

Mr. John C. Grzeskiewicz, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:          Nationwide Mutual Funds (the “Registrant”)
File Nos. 333-40455 and 811-08495

Dear Mr. Grzeskiewicz:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 3:44 p.m. January 12, 2010 (Accession No. 0001421877-10-000004).  The Amendment erroneously included an effective date of March 1, 2010.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001421877-10-000004) filed under the EDGAR submission type 485BXT.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8429.

Very truly yours,

/s/Peter M. Hong
Peter M. Hong, Esq.